FORM 3

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

1.	Name and Address of Reporting Person

	ROI Partners, L.P.
	17 E. Sir Francis Drake Blvd., Suite 225
	Larkspur, CA  94939
	(415) 464-8028 (Phone)
	(415) 464-8022 (Fax)

Date of Event Requiring Statement (Month/Day/Year)

	8/8/02

IRS or Social Security Number of Reporting Person (Voluntary)



Issuer Name and Ticker or Trading Symbol

	MAXCO, Inc.

Relationship of Reporting Person to Issuer (Check all applicable)

 [ ] Director                 [X] 10% Owner
 [ ] Officer (give	          [ ] Other (specify below)
              title below)

If Amendment, Date of Original (Month/Year)


Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person


	Table 1 -- Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)

		Common Stock, $0.01 par value

2.	Amount of Securities Beneficially Owned (Instr. 4)

		477,900

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

		D

4.	Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If this form is filed by more than one reporting person, see
Instruction 5(b)(v).




Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)



2.	Date Exercisable and Expiration Date (Month/Day/Year)




3.	Title and Amount of Securities Underlying Derivative
Security (Instr. 4)




4.	Conversion or Exercise Price of Derivative Security




5.	Ownership Form of Derivative Security: Direct (D) or
Indirect (i) (Instr. 5)




Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:

ROI PARTNERS, L.P.


/s/ Mitchell J. Soboleski			August 27, 2002
______________________________		___________________
Mitchell J. Soboleski				Date
Secretary of ROI Capital
Management, Inc., its
General Partner


   **Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. I001 and 15 U.S.C.
78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.